EXHIBIT 99.1

Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED ANNOUNCES AGREEMENT TO SELL ITS

52.46% INTEREST IN BELIZE TELECOMMUNICATIONS LIMITED

Belize City, Belize, December 11, 2003 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) announces that it has agreed to sell its 52.46% interest in the issued share capital of Belize Telecommunications Limited for a price of US$57 Million of which US$52 Million has been paid to the Company and the remaining balance of US$5 Million is payable to the Company in no later than 60 days.

Belize Telecommunications Limited (“BTL”), a Belizean company, is the largest full service licensed provider of telecommunications services in the country of Belize. In the 12 months to September 2003, BTL earned net income of US$9.5 Million.

As of September 30, 2003, BTL had a total net asset value of US$94 Million, of which the Company’s 52.46% interest equates to US$49 Million.

A second full service telecommunications license holder commenced service in Belize at the end of October 2003 and therefore competitor activity is expected to increase.

In the first instance the Company will apply the sale proceeds to the reduction of its debt and then expects over time to redeploy these receipts into its core businesses in order to generate greater returns.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport, Public Sector and Distribution).

Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements.

Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
561-368-3899	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

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